Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

March 19, 2014

VIA EDGAR TRANSMISSION

Ms. Karen Rossotto
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”)
File Nos.: 33-172080 and 811-22525

Dear Ms. Rossotto:

The purpose of this letter is to respond to the comments you provided to me on March 14, 2014 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 117 to its Registration Statement on Form N-1A (the “Registration Statement”) for the purpose of restructuring the Coho Relative Value Equity Fund’s (the “Fund”) non-operational Investor Class shares.  PEA No. 117 was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on January 30, 2014, and is scheduled to become effective on March 31, 2014.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the SEC staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

1

Prospectus

Summary Section

1.	Within the Principal Risks section, please consider removing the use of legal terms from the “Diversification Risk” disclosure.

The Trust responds by making the requested revision.

2.	Within the Tax Information section, please consider revising the disclosure to make it clear that a Shareholder’s distributions will be taxed when withdrawn from a tax deferred account.

The Trust responds by respectfully declining to make the requested revision.  Form N-1A does not require the Fund to provide particularized advice or disclosure to individual investors or types of investors, including tax-deferred and tax-exempt accounts, nor is it in a position to do so.  Item 7 of Form N-1A requires a fund to disclose whether the fund “intends to make distributions that may be taxed as ordinary income or capital gains.”  The Trust complies with that requirement with its current disclosure.

Management of the Fund

3.
Please explain how excluding accounts less than $1,000,000 in the Similarly Managed Account Performance section is consistent with no-action letters or other Staff guidance on prior performance and not misleading to shareholders.

The Trust responds by citing Nicholas-Applegate II, 1997 SEC No-Act. LEXIS 264 (February 7, 1997), where the Staff noted that an adviser may choose to exclude certain similar accounts from a composite so long as such exclusions would not cause the composite performance to be misleading.  As the Adviser considers accounts under $1,000,000 not representative of its strategy, the exclusion of such accounts would not cause the composite performance to be misleading.

4.	Within the Similarly Managed Account Performance Section, please confirm that the performance returns shown are net of all fees and expenses.

The Trust confirms supplementally that the performance returns shown are net of brokerage commissions and execution costs and all fees and expenses payable to the Adviser.

*     *     *     *     *     *

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (414) 765-6121.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Angela L. Pingel
Angela L. Pingel, Esq.
Secretary

cc:           Thomas G. Sheehan, Esq., Bernstein, Shur, Sawyer & Nelson, P.A.